July 18, 2007

Mail Stop 4561

Mr. Adam Radly, Chief Executive Officer
Inova Technology, Inc. (formerly Edgetech Services Inc.)
2980 S. Rainbow Blvd. #220H
Las Vegas, NV   89146

RE: Inova Technology, Inc. (formerly Edgetech Services Inc.)
**   File No. 0-27397**
**   Form 10-KSB for the year ended April 30, 2006**
**   Forms 10-QSB for the quarters ended July 31, 2006, October 31, 2006 and**
**   January 31, 2007**
**   Form 8-K filed February 16, 2007**

Dear Mr. Radly:

        We have reviewed your response letter dated June 25, 2007 and have the
following comments.

        In our comments, we ask you to provide us with supplemental information so we
may better understand your disclosure. Please be as detailed as necessary in your
explanation. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comment or on any other aspect of
our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As previously requested in our telephone conversation on June 28, 2007 and our
        letter dated February 26, 2007, please submit your response letter on EDGAR.

Form 10-KSB

Financial Statements

2.   Your response to comment one does not appear to address clearly and completely
        our request for additional information. As previously requested, please tell us the

value of the uncompensated services provided by your current management team since the Web's Biggest merger, and how you considered SAB Topic 1:B.1 and 5:T with respect to the provision of these services.

Auditor's Report

3.   We have read and considered your response to comment two. We noted that the audit report of David B. Lantern on the 2005 financial statements was issued on August 7, 2005, after WB's financial statements became those of the registrant in the reverse merger on June 1, 2005. It is our understanding that David B. Lantern was not registered with The Public Company Accounting Oversight Board (PCAOB) at the time he issued an audit report on the WB's financial statements. Section 102 of the Sarbanes-Oxley Act of 2002 requires that such an accountant be registered with the PCAOB.   If David B. Lantern was not registered with the PCAOB at the time he issued the referenced audit report, your filings that include financial statements reported on by the unregistered firm do not comply with the requirements of Article 2 of Regulation S-X, the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. If our understanding regarding the non-registered status of David B. Lantern is incorrect, please provide us with information necessary to demonstrate that he was registered with the PCAOB at the time the audit report was issued. To the extent our understanding is correct and he was not registered with the PCAOB at the time the audit report was issued, tell us how you intend to bring your filings into compliance with the requirements noted above. Also, as previously requested, have your accountant revise his report to refer to the PCAOB standards as required by PCAOB AS 1.

4.   Please tell us how you considered Rule 304 of Regulation S-B and the requirements of Form 8-K with respect to your change in accountants from David B. Lantern to George Brenner. Please note that the disclosures required by Item 304 with respect to any changes in the accounting acquirer's auditor that occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer's financial statements must be provided in the first filing containing the accounting acquirer's financial statements.

Note 1 - History and Organization of the Company

5.   We have read and considered your response to comment three. Please explain what you mean by "The value of Edgetech was not contemplated at the time of the Web's Biggest transaction as the entity was already owned." Also, explain what you mean by "The financials were recast on a historical basis…", and reconcile these statements with your assertion later on your response that "Edgetech ….had its assets and liabilities recorded at fair value."

6.   As previously requested, using the guidance in SFAS 141 tell us how you determined the fair value of Edgetech (the accounting target) and how you allocated its purchase price.

7.   We have read and considered your response to comment four regarding the closure of your IT hardware reseller business. We noted your assertion that this was the closure of a division/product line. Please tell us how you considered the definition of a component of an entity in paragraph 41 of SFAS 144 with respect to this division/product line. Also, as previously requested tell us how you considered paragraphs 27, 28, and 42-44 of SFAS 144 in determining how to account and report the operations of this business.

Note 2 – Summary of Significant Accounting Policies

Income Taxes

8.   Your response to comment six does not address our request for additional information regarding your consideration of providing the disclosures required by FAS 109. We reissue our prior comment.

Note 5 – Long-Term Debt and Due to From Related Parties

9.   Your response to comment seven does not appear to address clearly and completely our request for additional information. Please address the following comments:
- Explain what you mean by "second-tier subsidiary of the Company", the Company's interest in Web's Biggest LLC, how you account for this entity in your financial statements, and your basis in GAAP for this treatment.
- Explain why you reflect the income earned by Web's Biggest LLC as a liability; quantify the effect on net income, assets and shareholders' equity; and your basis in GAAP for this treatment.
- Explain how SFAS 95 supports your basis for presenting the changes in these balances as financing activities.

Form 10-QSB for the quarterly period ended January 31, 2007

Note 2 - History and Organization of the Company

10.   Your response to comment nine does not appear to address clearly and completely our request for additional information regarding the sale of Web's Biggest and the merger with Data Management, Inc. Please address the following comments:
- Using the guidance in EITF 02-5, identify the controlling person, entity or group in the registrant and Data Management, Inc. before the transactions, and after the transactions in the combined entity.
- Also, using the guidance referenced above identify the controlling person, entity or group in Southbase LLC, Advisors LLC and Southbase International Ltd.

- Explain how you considered the guidance in paragraphs D14 to D18 of SFAS 141 in determining how to report the merger with Data Management, Inc.
- With respect to your recognition of loss on exchange of business assets relating to the above transactions, explain to us your basis in GAAP for this treatment.

11. Please refer to the disclosure in note 2 that the preferred shares were converted during fiscal year ended April 30, 2006. Please address the following comments:
    - Reconcile this disclosure with the number of preferred shares presented in the financial statements for the year then ended, and with the information relating to security ownership in your proxy statement filed on December 14, 2006.
    - Reconcile the 70.3 million common shares issued in the conversion with the 25 million converted preferred shares at the conversion rate of 25.3533 common shares for each preferred share.
    - Explain how the holders of the preferred shares were able to convert them into common stock during fiscal year ended April 30, 2006, and subsequently you received the same preferred shares in the sale of Web's Biggest and then reissued in the merger with Data Management, Inc.

Form 8-K filed February 16, 2007

Data Management

12. We noted that you have not provided financial statements of Data Management for periods after December 31, 2005 before the merger. Please explain how you satisfied the requirements of Rule 310(c) of Regulation S-B. Also, explain how you considered Rule 310(d) of Regulation S-B relating to pro forma financial information.

Auditor's Report

13. With respect to the audit scope limitation indicated in the third paragraph of the auditor's report, please explain to us how you considered SAB Topic 1.E.2 in determining whether it complies with Rule 2-02(b) of Regulation S-X.

Financial Statements

General

14. It appears from your disclosure that Data Management was not a legal entity or corporate entity. In this regard, explain to us your basis for reporting stockholder's equity and distributions.

15.   Explain to us how you determined that presenting financial statements of Data Management rather than Integrated Mass Storage Systems, Inc.'s ("IMSS") was more appropriate. If Data Management, Inc. succeeded to substantially all of the IMSS' key operating assets in the transaction disclosed in note J, we would presume full audited financial statements of IMSS is necessary in order to provide investors with the complete and comprehensive financial history of the business. Those specific assets and/or liabilities not acquired would be depicted pro forma financial information. In your response to this comment, please tell us the total carrying value of IMSS' consolidated assets and compare this value to the carrying value of the assets transferred to the registrant.

16.   Please explain to us your basis for the allocation of the line for credit, pension plan and rent expense disclosed in notes D, F and G, respectively. Also, explain to us how you considered the guidance in SAB Topic 1:B.1 in preparing the financial statements of Data Management and related disclosures.

Note A – Summary of Significant Accounting Policies

Revenue Recognition

17.   We noted your disclosure that you recognize product revenue at the time it is earned.   Please explain to us with more specificity your revenue recognition policy. In your response, please provide the following information:
- Explain the terms of your revenue generating arrangements including, but not limited to, the duration of the agreements, billing and payment requirements and the rights of cancellation and refund.
- Explain how you considered each of these terms in your determination of how to recognize revenue and reference the accounting guidance that supports your revenue recognition policy.

Note J – Subsequent Events

18.   Please explain to us the nature of the relationship, if any, between IMSS, Summit 7 Investments and Data Management, Inc. before and after the purchase/sale transactions disclosed in this note. Also, tell us the date Data Management, Inc. acquired the assets of Data Management, the major terms of, and how Data Management, Inc. accounted for, the transaction.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant